Exhibit 99.2

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

MANAGEMENT DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial position and results of operations (“MD&A”) is prepared as of February 13, 2024 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Foremost Lithium Resource & Technology Ltd. (“Foremost” or the “Company”) for the period ended December 31, 2023 with the related notes thereto. These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

All dollar amounts included therein and in the following MD&A are expressed in Canadian dollars except where noted.

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR+) in Canada and can be obtained from www.sedarplus.ca.

On August 22, 2023, the Company began trading on NASDAQ under the symbols FMST and FMSTW.

Forward-Looking Statements

Except for statements of historical facts relating to the Company, this MD&A contains "forward-looking statements" within the meaning of applicable securities legislation. These forward-looking statements are made as of the date of this MD&A and the Company does not intend and does not assume any obligation to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of future exploration programs, capital expenditures, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the completion of transactions and future listings and regulatory approvals. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information in this MD&A includes, among other things, disclosure regarding: the Company’s mineral properties as well as its outlook, statements with respect to the success of exploration activities, permitting timelines, costs and expenditure requirements for additional capital and regulatory approvals, as well as the information under the headings "Overall Performance”, “Liquidity” and “Capital Resources”.

In making the forward looking statements in this MD&A, the Company has applied certain factors and assumptions that it believes are reasonable, including: that there is no material deterioration in general business and economic conditions; that the timing, costs and results of the Company’s proposed exploration programs are consistent with the Company’s current expectations; that the Company receives regulatory and governmental approvals and permits for its properties on a timely basis; that the Company is able to obtain financing for its properties on reasonable terms and on a timely basis; that the Company is able to procure equipment and supplies in sufficient quantities and on a timely basis; that engineering and exploration timetables and capital costs for the Company’s exploration plans are not incorrectly estimated or affected by unforeseen circumstances or adverse weather conditions; and that any environmental and other proceedings or disputes are satisfactorily resolved.

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors may include, among others: actual results of current and proposed exploration activities; actual results of reclamation activities; future metal prices; accidents, labor disputes, adverse weather conditions, unanticipated geological formations; other risks of the mining industry; delays in obtaining governmental or regulatory approvals or financing or in the completion of exploration activities; and as well as those factors discussed in the section entitled "Risks and Uncertainties" in this MD&A. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

The technical information in this MD&A has been reviewed by Lindsay Bottomer, P. Geo, and Mark Fedikow, P. Geo. Both are Qualified Persons as defined by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43- 101”).

DATE

This MD&A is dated as of February 13, 2024.

DESCRIPTION OF BUSINESS

Foremost is an exploration stage company that is primarily engaged in the hard-rock exploration and acquisition of lithium properties in Canada.

The Company’s goal is to become a strategic supplier of battery-grade LiOH to supply the growing electric vehicle battery and battery storage markets. The Company holds or has options to acquire interests in mining claims covering over 43,000 acres (17,500 hectares) primed for exploration with four main core “Lithium Lane Properties”, which are the Zoro, Peg North, Grass River and Jean Lake Properties, in addition to the Jol Property, located in the Province of Manitoba, Canada. Foremost’s secondary ambition is pursuing precious metal exploration on its Winston Property located in New Mexico, U.S.A. (“U.S.”), and on its Lac Simard South Property, located in the Province of Quebec, Canada.

Our primary focus is conducting discovery exploration for lithium at our Lithium Lane Properties. We are strategically located to supply the U.S. “Auto Alley”, from Michigan to the southern U.S., and the European battery market via our nearby access to the Hudson Bay Railway and the Port of Churchill. With access to renewable hydroelectric energy produced in Manitoba, we believe we have the potential to be a supplier in North American mined lithium with the benefit of hydroelectric power, substantially all of which is produced from sustainable, local sources.

The four Lithium Lane Properties are the Company’s material properties, while the Winston, the Lac Simard South and the Jol Properties are non-material properties.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Figure 1. - Claims Map of Foremost’s Lithium Lane Properties

SUBSIDIARIES

The Company currently has two subsidiaries, Sequoia Gold & Silver Ltd., a British Columbia Company, and Sierra Gold & Silver Ltd, a New Mexico company (“Sierra”). Sierra holds the Company’s Winston property located in New Mexico, U.S.

MINERAL PROPERTIES

LITHIUM

The Zoro Lithium Project

The Zoro Lithium project totals approximately 3,390 hectares located near the east shore of Wekusko Lake in west-central Manitoba, approximately 20 km east of the mining town of Snow Lake, 249 km southeast of Thompson and 571 km northwest of Winnipeg, and is comprised of the Zoro 1 claim, the Green Bay Lithium claims and the Zoro North claims.

Zoro 1 Claim (Snow Lake, Manitoba, Canada)

The Zoro 1 claim totals approximately 52 hectares in size and was purchased for the price of 140,000 common shares of the Company, $50,000 in cash and a non-interest-bearing promissory note for $100,000 (paid). In addition, the Company paid a finder’s fee of 20,000 common shares to an arm’s length third party in connection with the acquisition of the Zoro 1 claim. The Company has earned a 100% undivided interest in the claim. Further details of the Company’s acquisition of the Zoro 1 claim are included in the Company’s interim financial statements and annual filings.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Zoro North and Green Bay Lithium Claims (Snow Lake, Manitoba, Canada)

The Company has earned a 100% interest in all lithium-bearing pegmatite dykes on these 15 additional claims in Manitoba by paying $250,000 in cash and by issuing $250,000 in shares (54,494 shares issued). The claims include the Zoro North and the Green Bay properties.

The property is subject to a 2% net smelter return royalty (the “NSR”). The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, from Strider Resources (“Strider”,) by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on the property.

During the option period, the Company is responsible for carrying out and all administering exploration, development, and mining work on the property and for maintaining the property in good standing.

Grass River Claims (“GRC”) (Snow Lake, Manitoba, Canada)

During January 2022, the Company announced the acquisition of the Grass River Claims, located in the historic mining district of Snow Lake Manitoba, 6.5 km east of the Zoro lithium property. The Grass River Claims (“GRC”) consist of 29 claims, totaling 15,664 acres, and hosts 10 pegmatites exposed in outcrop and seven drill-indicated spodumene-bearing pegmatite dykes. This acquisition significantly expanded the Company’s Snow Lake Lithium project by 130% to an amalgamated 26,276 acres making the Company the second largest lithium focused exploration company in Snow Lake.

Jol Lithium Claim (Snow Lake, Manitoba, Canada)

In July 2022, the Company entered into an agreement to acquire a 100% interest in the MB3530 claim in the Snow Lake area. To earn the interest, the Company paid $8,000 in cash and issued 364 common shares. The property is subject to a 2% NSR.

MB3530 encompasses 25 hectares (62 acres) situated due north from the Company’s Jean Lake project and due west of the Company’s Zoro project.

Peg North Claims (Snow Lake, Manitoba, Canada)

In July 2022, the Company entered into an option agreement to acquire a 100% interest in the Peg North Claims located in the Snow Lake mining district. To earn the interest, the Company will pay $750,000 in cash (paid $200,000) and issue  $750,000 in shares (issued 23,598 shares valued at $200,000) and incur $3,000,000 in exploration expenditures. The property is subject to a 2% NSR.

The Peg North Claims consist of 28 claims hosting five known pegmatite dykes [Cerny, et. al.1981], and captures the northern extension of the Crowduck Bay Fault and surrounding area known for its lithium-enriched pegmatite dyke clusters. The acquisition pursuant to the option agreement will significantly expand the Company’s Snow Lake lithium holdings by 16,697 acres (6,757 hectares) to an amalgamated 43,276 acres (17,513 hectares) in the prospective Snow Lake pegmatite fields.

Exploration at the Zoro Lithium Project, Snow Lake, Manitoba

On July 3, 2019, the Company announced assay results from the fifth drilling program at its Zoro Lithium Project, near Snow Lake, Manitoba. 3,054 m of drilling in 22 holes identified five new pegmatite dykes, bringing the total to 13. Drilling has also extended the limits of high-grade lithium-bearing pegmatite at Dyke 8, now intersected by six holes from two drilling campaigns.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Zoro includes 13 identified pegmatite dykes. Diamond drilling, prospecting and sampling programs conducted in 2016 through 2019 confirmed the presence of the spodumene bearing pegmatites. Five drill programs have been completed to date with lithium assays reporting in all holes. Metallurgical studies were undertaken on material collected from four 2018 drill holes at Dyke 1. The Company previously assessed the amount of high-grade lithium in Dyke 1 through a 2017/2018 winter drill program, reaching the dyke’s deeper levels (>150 m). Additionally, the winter drill program was expanded to Dykes 5 and 7, to test historic results and recent assay results from trench and outcrop sampling of both dykes. During the 2017/18 winter drill program, the Company also discovered a previously unknown spodumene bearing pegmatite dyke. The discovery was made during the 2,472-metre, 19-hole drill program, as described in Company’s news releases on January 19 and February 13, 2018. The discovery of this additional dyke was made by drill-testing a Mobile Metal Ions (“MMI”) soil geochemical anomaly bringing the total of known high-grade lithium mineralized spodumene pegmatite dykes on the Zoro Lithium Project to eight. Further results from the winter drill program included narrow intercepts from shallow drill holes testing Dykes 2, 5 and 7. Of these, Dyke 5, tested by drill hole FAR18-30, intersected 1 metre of 1.2% Li2O. Overall the results for each of these dykes were consistent with historic exploration results. The Company has posted the results of all drill programs and laboratory testing on its website at www.foremostlithium.com.

Soil Geochemical Surveys

The successful drill testing of a MMI soil geochemical anomaly in 2017 and the discovery of high-grade Dyke 8 has provided the rationale for expanding these surveys to the remainder of the property. A helicopter-assisted crew of field technicians extended the current MMI survey coverage on the property with the collection of 784 soil samples. The new 2018 data has defined numerous extensions to anomalies identified in previous MMI surveys on the project, thereby increasing the target size for diamond drilling. A total of 18 new targets have been delineated and were the focus of the contracted March 2022 1,500-metre drill program. 12 new targets were identified in December 2021 of which the top 10 shall be drill tested by the Manitoba Mining Development Fund subsidized March 2022 drill program.

Geological Mapping

A helicopter-assisted geological mapping crew has undertaken the first new mapping on the Zoro Lithium Project area since the 1950s. The project was undertaken to provide an interpretation of the geological setting of the spodumene- bearing pegmatite dykes and any post-depositional structural overprints that may have affected the current location of the dykes. The mapping project was augmented by a drill core sampling program with the intent of assessing mineralogical and geochemical tools for vectoring towards additional pegmatites on the property. Both aspects of this summer’s work formed the basis of an M.Sc. thesis program undertaken at the University of Western Ontario under the guidance of Professor Robert Linnen and Dr. Tania Martins of the Manitoba Geological Survey. A preliminary map at a scale of 1:4000 was produced and establishes the geological setting for eight known spodumene-bearing pegmatite dykes on the property. Mineralogical studies are ongoing.

Metallurgical Drill Core Sampling

The Company completed additional drill core sampling from Dyke 1 on the Zoro Lithium Project in 2020 to provide material for the metallurgical survey, which was completed by SGS Mineral Services (“SGS”) at their Lakefield facility. A 2020 peer reviewed technical publication co-authored with SGS concluded that spodumene-bearing pegmatite from Zoro Dyke 1 can be processed using industry standard metallurgy to produce a 6% battery-grade lithium (Li2O) concentrate1.

Tantalum Potential

The 2016 intersection of 0.113% tantalum (Ta2O5) in drill hole DDH FAR16-001 and the presence of elevated tantalum assays on the property has encouraged the Company to further evaluate tantalum potential. The mineral tantalite (Mn, Fe) (Ta, Nb)2O6 is the primary source of the metal tantalum. It is a dark blue gray, dense and very hard mineral rarely found in pegmatites and is used in the electronics industry for capacitors and high-power resistors. It is also used to make alloys to increase strength, ductility and corrosion resistance. The metal is used in dental and surgical instruments and implants, as it causes no immune response.

NI 43-101 Technical Report

On July 9, 2018, the Company announced that it had received the first ever resource estimate for Dyke 1 on its Zoro Lithium Property. Dyke 1 contains an inferred resource of 1,074,567 tonnes grading 0.91% Li2O, 182 ppm Be, 198 ppm Cs, 51 ppm Ga, 1212 ppm Rb and 43 ppm Ta (at a cut-off of 0.3% Li2O). Dyke 1 is open at depth and to the north and south where additional exploration is ongoing. The estimate has an effective date of July 6, 2018, and was prepared by Scott Zelligan P. Geo., an independent resource geologist of Coldwater, Ontario. Dyke 1 is one of eight known spodumene- mineralized pegmatite dykes on the property. The remaining dykes are currently the object of ongoing exploration including drill-testing.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Inferred mineral resources are not mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that most of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future. Please refer to the Company’s new release dated July 9, 2018, for further details regarding this resource estimate and the methodologies, procedures and assumptions used to estimate same. The Company has filed the NI 43-101 Technical Report on SEDAR+.

Chain of Custody, Quality Control and Quality Assurance, and Data Verification

Drill core for assay purposes was sawn in half after logging and core mark-up by the Company’s geologist. Samples were collected based on an appropriate sample interval and washed to remove mud from cutting the core with the core saw. The core sample was placed into a clear plastic bag and the sample number written on the bag. An assay tag was inserted into the sample bag, one tag was inserted into the core box marking the sample location and the third tag was retained in storage. All core samples were placed into a white vinyl pail with a sample inventory, labeled and stored in a locked facility until enough samples were available for shipping. At this point the sample pails were taken to the local shipping company and loaded into a sealed transport truck. A bill of lading was signed by the geologist after the number of sample pails were counted and the shipping address confirmed. Receipt of the sample pails was acknowledged by the assay laboratory. Blanks, duplicate samples, and internal standard reference materials were included with each sample batch.

All data used to estimate the above reported mineral resource estimate, including sampling, analytical and test data, has been verified by Scott Zelligan, P.Geo., from the original sources. This includes a site visit to the Zoro Lithium Project, review of previously drilled intervals in person and a comparison of the drill hole database to drill logs and assay certificates.

A Permit to Extract a Bulk Sample

On January 6, 2022, the Company announced that it has received a permit from the Province of Manitoba to extract a 500kg bulk sample from Dyke 1 on its Zoro Lithium Property. A 2020 peer reviewed technical publication co-authored with SGS concluded that spodumene-bearing pegmatite from Zoro Dyke 1 can be processed using industry standard metallurgy to produce a 6% battery-grade lithium (Li2O) concentrate [1]. The goal for the upcoming 500 kg bulk sample is to demonstrate that pegmatite from the Company’s Zoro Lithium Project is suitable to produce battery-grade lithium hydroxide (LiOH) thereby making it viable to market its lithium to strategic partners prior to development.

_______________________________

[1]  Grammatikopoulos, T., Aghamrian, M., Fedikow, M.A.F. and Mayo, T. (2020), “Mineralogical Characterization and preliminary beneficiation of the Zoro lithium project, Manitoba, Canada; Https://DOI.org/10.1007/S42461-020-00299-2.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Drill Program

On February 8, 2022, the Company announced an upcoming 1500 metre diamond drill program scheduled to commence in the first week of March in 2022 on its 100% percent owned Zoro Lithium Project in Snow Lake, Manitoba. Prior to this upcoming 2022 drill program, a total of 58 historic diamond drill holes had been drilled on the Zoro property. From the previous 2018 drilling campaign, eight lithium mineralized spodumene pegmatite dykes were documented on the property. Of these Dyke 1 and Dyke 8 are the most prominent and remain open at depth and along strike to perform additional in-fill drilling and delineate additional tonnage of resource.

On March 14, 2022, the Company announced that field operations had commenced with a ten diamond drill hole (“DDH”) 1,500-meter program. This is the first drilling program for the Company since 2018. The focus of this drill program was to test ten new spodumene pegmatite targets on the Zoro project. Drill core samples were shipped to Activation Laboratories (Ancaster, Ontario) for assaying services. Drill and helicopter pads for each of the 10 holes were cut and prepared by Moss Line cutting of Snow Lake.

Table 1 and Figure 2 below illustrate the specific drill targets that were tested in 2022 for lithium oxide (Li2O%) mineralization. The expected host rocks for the lithium mineralization are spodumene-bearing pegmatite dykes. The locations of the drill holes are indicated by the RED STARS on Figure 2.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

457,500 mE
459,000 mE
460,500 mE
6,082,500 mN
6,081,000 mN
6,079,500 mN
MMI Soil - LiRR
166
150
100
75
50
25
1
Zoro Claims
Foremost Lithium Drill Collars
Foremost Lithium 2022 drilling locations
2018 Pegmatite Discovery
Pegmatite Dykes
500kg bulk mini sample
River
Lake
ZOOM OF DETAILED AREA
JAKE 2412
JAKE 10
JAKE 54199
JAKE 54745
ZORO 1
FM21-64
FM21-65
FM21-66
FM21-67
FM21-60
FM21-59
FM21-61
FM21-62
FM21-63
FM21-70
FM21-68
FM21-69
BULK SAMPLE
SEE DETAILED AREA
Snow Lake
Zoro Claims
Prov. of Manitoba
0
500
Meters
Nad 83, Zone 14
FOREMOST LITHIUM PROJECT
Snow Lake, Manitoba
Foremost Lithium - Pegmatite Dykes with Potential drill collars
LiRR - ppb
Feb 2, 2022
Mount Morgan Resources Ltd

Figure 2. Map of the Zoro Lithium Project, Snow Lake area, Manitoba. Red stars indicate new 2022 drill targets identified with MMI technology, a proven advanced soil geochemical exploration technique. Solid black lines are lithium-bearing pegmatites on the property.

On April 26, 2022, the Company announced it had completed a ten-hole 1,509-metre drill program designed to test MMI soil geochemical anomalies and assess the deeper levels of high-grade spodumene pegmatite Dyke 8 discovered in 2018. The drilling contract was completed by Bodnar Drilling Ltd. of Ste. Rose du Lac and helicopter support was provided by Gogal Air Services Ltd. of Snow Lake. Both Bodnar and Gogal Air are Manitoba corporations.

Dyke 16 Discovery

The sixteenth spodumene-bearing pegmatite dyke on the Zoro property was intersected by two drill holes. DDH FM22-70 was drilled at -50 degrees inclination. Two pegmatite intercepts totaling 4.9 m with up to 15% light green spodumene crystal aggregates were obtained. A second hole, DDHFM22-70B, was drilled at a steeper inclination of -65 degrees to undercut the first pegmatite intersection. This hole intersected a five-m intercept of the same spodumene mineralized pegmatite as hole FM22-70. The host rock to these pegmatites is a fine-grained foliated basalt.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Figure 3. DDH FM22-70 drilled at -70 degrees inclination intersected two pegmatite dykes totaling 4.9 m with up to 15% light green spodumene crystal aggregates.

The location of Dyke 16 is illustrated in relation to all previous pegmatite dykes on the Zoro property in Figure 4 below.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Zoro Claims
Prov. of Manitoba
LEGEND
2018 Pegmatite Discovery
2022 Pegmatite Discovery
Pegmatite Dykes
Foremost Lithium Property
Competitor Claims
Trail
Powerline
Lakes
Rivers
Dyke 14
Dyke 12
Dyke 11
Dyke 10
Dyke 9
Dyke 8
Dyke 15
Dykes 2 & 3
Dyke 13
Dyke 4
Dyke 16
Dyke 1
Dyke 7
Dykes 5 & 6
Dyke 7
Dykes 2, 3
Dyke 4
Dyke 1
3
Kilometers
April 25, 2022
FOREMOST LITHIUM
Foremost Lithium
Snow Lake, Manitoba
Historic and New
Pegmatite Discoveries
Nad 83, Zone 14
0
2
kilometers

Figure 4. Map of Zoro property showing the locations of newly discovered spodumene-bearing pegmatite dykes.

High-grade spodumene pegmatite Dyke 8 was discovered on the Zoro property in 2018 by the drill testing a MMI soil geochemical anomaly. Drill hole Far18-35 testing the MMI anomaly intersected 36.5 m of spodumene-bearing pegmatite. Assay results from hole FAR18-35 included three separate intercepts of high-grade lithium, including 12.3 m of 1.1% Li2O, 4.4 m of 1.2 % Li2O and 2.2 m of 1.5% Li2O.

In 2022 DDHFM22-71 was drilled at -65 degrees to undercut the 2018 pegmatite intersections. A 4.5 m spodumene-bearing pegmatite was intersected between 70.45 and 75.89 m before being truncated by a fault [see Figure 3]. This intercept is 37 m below the previous 2018 drill intercepted Dyke 8 spodumene mineralization. A further pegmatite was intersected below the fault between 84.4 and 86.65 m [see Figures 5 and 6].

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Figure 5. A 4.5 metre spodumene-bearing pegmatite was intersected between 70.45 and 75.89 m before being truncated by a fault.

Figure 6. A further pegmatite was intersected below the fault between 84.4 and 86.65 m in Dyke 8.

To date, Dyke 8 has drill indicated dimensions of 120 m in length, 5-15 m in width and has been drilled to a depth of 157 m below surface.

After logging, all spodumene-bearing pegmatite intercepts were sawn in half and one half of the core shipped to Activation Laboratories (Ancaster, Ontario) for multielement analysis. The analysis of the 2022 core samples was consistent with previous years analytical program. This includes “UT-7” lithium and related metal analysis by ICP-MS after total dissolution by sodium pyrophosphate fusion.

Dyke 16

DDH FM22-70 intersected spodumene-bearing pegmatite between 32.44 m and 35.80 m. Assay results vary from 0.04% to 1.33% Li2O in four core samples over 3.36 m. DDHFM22-70B, drilled to undercut the first pegmatite intercept, intersected 4.92 m of spodumene-bearing pegmatite with lithium contents varying from 0.04% to 1.05% Li2O in 5 core samples (Table 1).

Related metal concentrations in Dyke 16 for CS (225-476 ppm), NB (74.9-116.2 ppm) and TA (28.3-89.7 ppm) compare favourably with those for Dyke 1.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Dyke 8

High-grade spodumene pegmatite Dyke 8 was discovered on the Zoro property in 2018 by the drill testing of a MMI soil geochemical anomaly. Discovery hole Far18-35 intersected 36.5 m of spodumene-bearing pegmatite, including individual intercepts of 12.3 m of 1.1% Li2O, 4.4 m of 1.2 % Li2O and 2.2 m of 1.5% Li2O.

DDHFM22-71 undercut the original 2018 pegmatite discovery and intersected three discrete pegmatites. A spodumene-bearing pegmatite was intersected between 70.45 and 75.89 m, a second between 84.4 m and 86.65 m and a third between 148.75 m and 152.65 m. Host rocks include fine-grained, variably altered, and foliated basalt +/- pyroxene.

Assay results from the first pegmatite intersection vary from 0.05%-0.86% Li2O in five core samples over 5.44 m and 0.05% Li2O in each of two core samples over 2.25 m from the second pegmatite intersection (Table 1). A third pegmatite intersected over 3.91 m in DDHFM22-071 assayed 0.09-0.21% Li2O with the highest concentrations for related metals CS (1440 ppm) and NB (137.9 ppm); cf. sample 423028; Table 2). Tantalum analyses from Dyke 8 core samples vary between 30.2 ppm and 88.5 ppm.

Table 2. Zoro 2022 Drill Results – Summary of NQ core assay results for lithium and related metals from spodumene-bearing pegmatites and pegmatites without visible spodumene

Dyke 16
DDHFM22-070	NQ Core Sample	Depth (m)	Width (m)	Li ppm	Li20%	Cs ppm	Nb ppm	Ta ppm
	423011	32.44-33.24	0.8	203	0.04	296	137	86.6
	423012	33.24-34.0	0.76	1040	0.22	226	116.2	89.7
	423013	34.0-35.0	1	6220	1.33	260	84.3	58.8
	423014	35.0-35.8	0.8	4000	0.86	253	97.1	47.4
DDHFM22-070B
	423015	43.21-44.0	0.79	200	0.04	395	107.9	65.3
	423016	44.0-45.0	1.0	3030	0.65	225	74.9	28.3
	423017	45.0-46.0	1.0	4890	1.05	319	113.3	35.7
	423018	46.0-47.0	1.0	4460	0.96	301	111.5	35.7
	423019	47.0-48.13	1.13	4030	0.86	476	106.5	61.9
Dyke 8
DDHFM22-071
	423021	70.45-71.30	0.85	563	0.12	328	99.9	63.1
	423022	71.30-72.30	1.0	4030	0.86	384	57.1	30.2
	423023	72.30-73.30	1.0	1770	0.38	562	61.3	46.2
	423024	73.30-74.27	0.97	1170	0.25	362	92.6	52.8
	423025	75.20-75.89	0.69	659	0.14	565	135	55.2
	423026	84.40-85.50	1.10	275	0.05	330	49.6	31.6
	423027*	85.5-86.65	1.15	246	0.05	414	62.8	34.3
	423028*	148.74-149.4	0.65	1000	0.21	1440	137.9	88.5
	423029*	150.76-151.7	0.94	440	0.09	777	67.3	32.8
	423031*	151.7-152.65	0.95	429	0.09	539	90.4	59.3

Note: * Refers to no visible spodumene observed in core sample

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Bulk Sample

On May 26, 2022, the Company announced that it has contracted XPS Expert Process Solutions (a Glencore company) to develop a process to develop and refine spodumene concentrate (SC6 technical specification) into a saleable battery-grade lithium hydroxide product. The contractual relationship reflects the Company’s commitment to deliver battery grade lithium hydroxide to supply an integrated EV battery ecosystem to energize the electrification of the transportation sector.

The Company’s initial 2020 metallurgical test work, done in conjunction with SGS Canada Inc, indicated that it is possible that Heavy Liquids Separation (“HLS”) combined with magnetite separation can be used to produce a high-grade (close to 6% Li2O) lithium spodumene concentrate after the rejection of iron silicate minerals therefore, most of the spodumene should be amenable to recovery by HLS and/or flotation. The mineralogical characteristics of the Zoro Dyke 1 pegmatite highlight the economic potential of the project. These preliminary findings suggest that the Company’s Zoro property contains lithium resources meeting industry and market specifications. The new project with XPS and SGS will utilize a more robust 500 kg sample size which will allow us to confirm that it is feasible to convert the 6% Li2O from Zoro to Lithium hydroxide (“LiOH”) which is the compound for which the Electric Vehicle makers / giga factories have unprecedented demand.

The project was undertaken at XPS’s Falconbridge, Canada, facility and SGS Canada Inc.'s Lakefield, Canada, facility. The project included a single stage Dense Media Separation (“DMS”), flotation, pyrometallurgy and hydrometallurgy. Phase 1 including evaluating the potential purity and recovery of lithium from concentrates to ultimately improve commercial understanding and provide data for the generation of a continuous pilot process. The objective of Phase 1 is to produce a technical specification SC6 spodumene concentrate. SC6 is an inorganic material that can be further refined for use in the manufacturing of batteries, ceramics, glass, grease, and various lithium products.

Results of Test Work

Final test results confirmed in March of 2023, that DMS and flotation of DMS middlings together, achieved a global lithium recovery of 81.6% at a spodumene concentrate grade of 5.88% Li2O. Pyrometallurgical and hydrometallurgical testing on the DMS spodumene concentrate have shown that the final product is amenable to a flowsheet, capable of producing both battery grade lithium products, Lithium Carbonate (Li2CO3) and LiOH.

The Zoro Dyke 1 metallurgical program investigated the feasibility of lithium beneficiation by dense media and dry magnetic separation with the goal of producing a 6% Li2O concentrate from a Master Composite, at a fairly coarse particle size of -12.7/+0.5 mm. Completed HLS, DMS and dry magnetic separation test work confirms that HLS demonstrates excellent potential for the recovery of an on-spec lithium concentrate from the Master Composite by dense media separation. The global lithium recovery to a cumulative HLS non-magnetic sink product at an interpolated 6% Li2O grade was high at 73.5%, at a projected SG cut point of 2.88. Results from HLS testing were confirmed in the DMS pilot plant. DMS processing followed by dry magnetic separation produced a 5.93% Li2O spodumene concentrate, at a global lithium recovery of 66.9%, in approximately 27% of the mass which is in good agreement with the HLS results. The iron contents in the final lithium concentrates from both HLS and DMS were slightly above the 1% Fe2O3 requirement, but still acceptable for subsequent hydrometallurgical lab testing. Further improvements on the recovery of lithium can be realized by incorporating flotation and wet high-intensity magnetic separation in the flowsheet to treat the DMS middlings and -0.5 mm fines. Favourable metallurgical characteristics and processing of the Dyke 1 mineralogically representative bulk sample have been confirmed by this two-phase program. The result provides confidence in the metallurgical character of spodumene-bearing pegmatite as exploration proceeds on the Zoro Property.

Summer 2023 Exploration Program

On September 11, 2023, the Company completed an extensive summer exploration program on its Lithium Lane Properties including the Zoro Property. Dahrouge Geological Consulting Ltd. (“DGC”) undertook a surface exploration program, including revisiting Dyke 1 for sampling which hosts an inferred resources of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3%, in accordance with the Company’s filed Regulation SK-1300 and NI 43-101 technical reports. Additional sampling around prospective areas known for hosting Lithium Cesium Tantalum (“LCT”) pegmatites were carried out as well as detailed structural mapping was conducted to assist with targeting for the upcoming 2023 winter drill season.

All Samples were shipped to SGS Laboratories (Burnaby) for analysis which used a total dissolution of the sample by sodium peroxide fusion and ICP-MS finish. This analytical approach is the standard analytical technique used by the Company on its Zoro and Jean Lake lithium projects. QAQC samples were inserted into the sample sequence at a rate of 5%, utilizing certified reference material and quartz blanks.

On October 12, 2023, the Company announced positive results returned from the rock sampling including high-grade lithium values and spodumene mineralization and provided some positive assay results from its rock sampling program, returning values up to 2.13% Li2O at the Zoro Lithium Project.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Fig 7. Overview of the Zoro Property showing spodumene-bearing pegmatites and untested LCT pegmatites which are targets for future exploration.

DGC verified the presence of spodumene-mineralized pegmatite on surface at Dyke 1. Eight pegmatite samples, five containing spodumene, were collected for assay. Assay highlights can be found in Table 3.

Table 3 – Assay highlights from grab samples taken on the Zoro Property during the 2023 field program.

2024 Winter Drill Plans

The Company announced on December 28, 2023 its plans for a 7,500 m 30-hole drill program in Q1 of 2024.  DGC plans to focus its drilling on the Company’s inferred resource at inferred resource at Dyke 1, a single high-grade lithium bearing spodumene pegmatite as it’s open along strength and along depth, as well as further investigate the spodumene-bearing pegmatites on Dykes 8, 3 and 16, with this drill program.

Jean Lake Lithium-Gold Project, Manitoba, Canada

The Jean Lake property is situated southwest of the Thompson Brother Trend in west-central Manitoba, 15 km east of the historic town of Snow Lake, Manitoba, Canada, and at the east end of the prolific Paleoproterozoic Flin Flon-Snow Lake greenstone belt. The Jean Lake property was first prospected in 1931 by Peter Kobar, who optioned the property to Sherritt Gordon Mines Ltd (“SGM”). A 1942 exploration program by SGM consisted of 19 shallow drill holes resulting in the discovery of three spodumene-bearing pegmatite dykes, SGM-1, -2 and -3. The SGM-3 pegmatite, now referred to as the Beryl dyke or B1, was re-discovered beneath 80 years of organic and inorganic debris by prospecting on the Jean Lake property in 2021.

The Jean Lake property consists of five mineral claims covering approximately 2,476 acres (1,002 hectares). On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. to acquire a 100% interest in the Jean Lake lithium-gold project.

On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. (“Mount Morgan”) to acquire a 100% interest in the Jean Lake lithium-gold project.

The option agreement provides that in order for the Company to earn a 100% interest in the project it is required to make the following cash payments and share issuances to Mount Morgan and incur the following project exploration expenditures as follows:

(a)	pay $25,000 in cash (paid) and issue common shares of the Company having a value of $25,000 (5,000 shares issued) on or before August 1, 2021;

(b)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,704 shares issued) and incur $50,000 in exploration expenditures (incurred) on or before July 30, 2022;

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

(c)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,128 shares issued) and incur $100,000 (accumulated) in exploration expenditures (incurred) by July 30, 2023;

(d)	pay $50,000 in cash, issue $50,000 in common shares and incur $150,000 (accumulated) in exploration expenditures (incurred) by July 30, 2024; and

(e)	pay $75,000 in cash, issue $75,000 in common shares and incur $200,000 (accumulated) in exploration expenditures (incurred) by July 30, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

Exploration at the Jean Lake Lithium-Gold Project, Manitoba

On December 9, 2021, the Company announced the commencement of a UAV-borne magnetic survey over the Jean Lake property where high-grade lithium pegmatite dyke was rediscovered in August of 2021 shortly after the property was optioned. Assay results from two locations on the “Beryl” or B1pegmatite gave a range of 3.89-5.17% Li2O in five samples collected from blasted trenched material. The trench and spodumene-bearing pegmatite dyke were exposed for mapping and sampling after approximately 80 years of accumulated organic debris was removed.

An Unmanned Aerial Vehicle or “UAV”-assisted magnetic survey was flown by EarthEx Geophysical Solutions Inc. (“EarthEx”) of Selkirk, Manitoba) at 25 m line-spacing with 250 m tie-lines over the Jean Lake property. A total of 500-line km was flown. The survey commenced in November of 2021 and, despite some weather delays, was completed in December of that year. The orientation of the flight lines was designed to assess the magnetic signatures of lithium-bearing pegmatites in and along the Beryl Lithium Trend on the Jean Lake property. The superior spatial precision of the UAV-acquired magnetic data provides an assessment of the depth to source, dip of the body and the overall shape and size of the body which assist subsequent diamond drill targeting. The magnetic survey was followed up with a Lidar survey in the spring of 2022 after the snowpack melted.

In March of 2022 the Company reported initial data from the UAV magnetic survey over the Jean Lake property. Images from EarthEx’s magnetic data identified several highly prospective targets which correlate with the previously identified Beryl pegmatite dykes (B1and B2) which assayed between 3.89% - 5.17% Li2O. The locations of the B1 pegmatite dyke, including locations B2 and B3 representing outcrop exposing pegmatite potentially hosted within the B1 dyke, are annotated with the magnetic data in Figure 1. The white lines on Figure 1 are the preliminary interpretation of the magnetic low lineaments from a Centre for Exploration Targeting (“CET”) analysis and overly the magnetic “low” picks layer. The coincidence of the trends of magnetic lows with the Beryl pegmatites and their extension along a trend recognized for its association with high-grade lithium pegmatites is highly encouraging.

In April of 2022, the Company announced final interpreted results from the UAV magnetic survey over the Jean Lake property.

Final images from EarthEx’s magnetic data identified 14 high priority structural targets for further exploration work in the northern portion of the Jean Lake property. 14 sets of independently colored lines are final interpretations of the magnetic low lineaments from a CET analysis and overlay the magnetic “low” picks layer. The coincidence of the magnetic lows with the Beryl Pegmatite provides additional exploration targets and is highly encouraging. Of particular importance, Target 11 (BLUE) and Target 10 (GREEN) directly match the previously identified Beryl Pegmatite dykes (B1 and B2). The locations of the B1 and B2 Beryl Pegmatite dykes are annotated with the magnetic data in Figure 7.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

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Figure 8. Magnetic image covering the Jean Lake property. The gap in the image is due to the location of the hydroelectric power line that crosses the property. Location B-1 assayed 3.89% Li2O and connects with target 11; and Location B2 (red circle) assayed 5.17% Li2O and connects with Target 10.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Figure 9 builds upon Figure 8 now showing Snow Lake Lithium’s SG and GRP spodumene pegmatites as per their disclosed interim drilling results from March 10, 2022. There are multiple features which appear to connect the High Priority Targets, known pegmatite dykes and interpreted lineaments on the Foremost Lithium and Snow Lake Lithium properties.

Figure 9. Foremost Lithium’s Jean Lake magnetic survey results with overlays of Snow Lake Lithium’s SG and GRC pegmatites

Exploration Program

Two field crews were mobilized to prospect 14 high priority targets defined as magnetically low and structurally recessive lineaments. These lineaments host the beryl pegmatites, have similar orientations as the SGM and Grass River lithium pegmatites of Snow Lake Resources Ltd. (“Snow Lake”) and were interpreted as high priority exploration targets. The lineaments were defined by an UAV Drone assisted high-resolution geophysical survey and CET analysis of the acquired data (see March 2022, news release). The linear trend of magnetic lows defined on the Jean Lake property by the UAV borne survey are interpreted as the magnetic signature of the coarse spodumene bearing Sherritt Gordon #1 and #2 and the Grass River pegmatite dykes currently being explored and developed by Snow Lake. There are also linear trends of magnetic lows associated with the high-grade Beryl pegmatites which were drill tested.

The lineaments were prospected, and rock chip sampled and assayed for lithium and related elements where exposure was permissive. Where the lineaments are overburden covered, MMI soil geochemical surveys were initiated and sent for analyses to SGS Canada Inc.. The UAV-borne magnetic and Lidar surveys were flown by EarthEx with financial support from the Manitoba Mineral Development Fund.

On October 17, 2022, the Company commenced preparations for a winter diamond drill program. The drill targets were to include the high-grade spodumene-bearing Beryl pegmatite dykes where grab sample assays of 3.89% and 5.17% Li2O were received from pegmatite Dyke B1 and 3.81%, and 4.09% and 4.74% Li2O from pegmatite Dyke B2, in August 2021.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

On November 21, 2022, the Company announced that it received a work permit from the Mining Permit office of the Manitoba Government and had finalized plans to begin a 24-hole, 3,000 m diamond drill program on its 100% owned Jean Lake Lithium project located near the historic mining town of Snow Lake commencing on December 02, 2022. The Company signed a drill contract with BRL Drilling Ltd. (Temagami, Ontario), air support, core storage and preparation facilities in Snow Lake were provided by Gogal Air Services, drill pads were cut by Moss Line Cutting Ltd. (Snow Lake) and field technical support was provided by Golden Frost Exploration (Oakbank, Manitoba). Assay samples from drill core were shipped to Activation Laboratories (“ACTLABS”; Ancaster, Ontario) for lithium and related element analysis using analytical approach UT-7 after a total sodium peroxide fusion.

On June 06, 2023 the Company announced that assay results were received from 246 NQ core samples collected from their now completed diamond drill program.  The Company's exploration efforts had focused on lithium in pegmatite using a variety of exploration technologies, which not only have exposed potential for spodumene, but which also has demonstrated the potential for gold mineralization. The results of the program have confirmed lithium at the B1 pegmatite but has made a serendipitous new gold discovery on the property.

The Jean Lake drill program intersected numerous gold mineralized intervals at vertical depths up to 110 m below surface as well lithium at the B1 spodumene bearing pegmatite. The locations of drill holes that intersected gold mineralized intervals are illustrated in Figure 10 in addition to the B1 drill hole location. Details of the lithium and gold intersections are provided in the summary of gold and lithium hole results below.

Figure 10. Lithium and Gold Intersections in 2022-2023 Drill Hole

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Results

Lithium

B1 Pegmatite

The historic B1 pegmatite was tested to assess the width and extent of observed high-grade spodumene mineralization exposed at surface. Drilling included a down dip hole to assess the vertical extent of the spodumene and the dimensions and attitude of the B1 pegmatite. FM23-01A was drilled down plunge and intersected pegmatite to a depth of 41.3 m. An intersection of a 3.35 m zone of spodumene mineralization between surface and 3.35 m assayed 1.26% Li2O. FM23-01 was drilled from north to south just north of the B1 exposure to undercut the surface exposure of high grade spodumene mineralization and intersected 20 m of pegmatite between 6 and 26 m.

B2 Pegmatite

The east end of the B1 pegmatite is marked by a trenched exposure of high-grade spodumene bearing granitic pegmatite originally referred to as the B2 pegmatite. FM23-06 was drilled at -45 degrees to test the pegmatite beneath the trench and intersected a 4.4 m intercept of spodumene-bearing pegmatite between 32.88 and 37.3 m. The maximum lithium assay was 0.61% Li2O. FM23-07 was drilled at -60 degrees to undercut hole FM23-06 and intersected a wider 10 m zone of pegmatite from 54.42-64.45 m but with lower lithium contents.

Gold

The Jean Lake property occurs in a geological terrain (the Flin Flon-Snow Lake greenstone belt) historically recognized as significantly endowed with gold and new developing lithium resources. Rock chip sampling initiated between August and September in 2021, by Foremost's prospecting team, confirmed the presence of this gold mineralization.

The 2022-2023 drill program documented gold mineralized intersections in eight drill holes. Gold intercepts in drill core extend from surface to a vertical depth below surface of 110 m. An intercept of 7.5 g/t Au over 7.66 m that includes a 0.48 m intercept of 102 g/t gold occurs 65 m vertically below surface.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Summer 2023 Exploration Program

On September 11, 2023, the Company completed an extensive summer exploration program on its “Lithium Lane Properties” including the Jean Lake Lithium-Gold property.  This included prospecting and rock sampling for highly prospective areas for Lithium Cesium Tantalum (“LCT”) pegmatites. Spodumene-pegmatite occurrences (B1, B2, and B3) that are collectively known as the “Beryl Pegmatites” were sampled and mapped in further detail to assist with drill targeting for the upcoming drill season. Additional overburden was stripped from the B1 and B2 occurrence, revealing more spodumene mineralization. Four chip samples were collected during the 2023 field program, three of which were from spodumene bearing pegmatite.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Figure 11. Map of 2023 Sample Location on the Jean Lake property.

Results

Samples taken from the B1 pegmatite hosted coarse-grained, pale green spodumene that ranged from 5 cm to 0.70 m (Photo 1). Samples taken from the B2 pegmatite hosted abundant apple-green to yellow-green spodumene that ranged from 5 cm to 15 cm (Photo 3). Assay highlights are presented in Table 4 below.

Table 4 – Assay highlights from Jean Lake property field program

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Picture 1. Large spodumene crystals found in outcrop at the B1 pegmatite; Sample 153026.

2024 Winter Drill Plans

On December 19, 2023, the Company announced upcoming plans for a 15-hole, 2,500-m diamond drill winter program to commence in Q1 of 2024.  The target includes the B-1 spodumene bearing pegmatite dyke along strike towards the B-2 and B-3 pegmatites to extend the mineralization laterally as well as focus on the potential for additional gold mineralization at depth based on previous drill results.

UAV-Borne Magnetic Surveys

The Company follows the same scientific methodical approach on all its lithium projects for future exploration and drill programs. Some of the valuable tools and steps include using flying UAV-borne magnetic surveys.

UAV magnetic data lends itself very well to finding new prospective drill targets. The UAV system's resolution has provided excellent litho-structural detail over all Foremost's Lithium Lane properties and has generated detailed 3D models of the magnetic sources on the properties. Magnetic surveys can provide valuable exploration information such as depth to source, dip of the body as well as the overall shape and morphology of the lithological unit. The exMAG system is a geophysical system which generates industry-leading magnetic maps and 3D models by employing advanced drone navigation technology to fly lower and more precise missions than other drone-borne systems, and advanced processing methodology to generate high quality deliverables. Its purpose is to provide Foremost with the best possible suite of tools for characterizing the magnetic characteristics subsurface in their study-area, with a focus on detail and precision.

The resolution of the mag survey and the exMAG system allows targeting of bedrock structures which may host lithium pegmatite deposits, which when coupled with 3D products from inversion of magnetic survey data provides an excellent source of information for Foremost Lithium to define drill-targets on its property based on its magnetic signatures including both magnetic and non-magnetic targets. The combination of previously flown magnetics, and LiDAR collected by EarthEx have revealed numerous important features across the various properties, including structures in the exMAG drone-borne magnetic data which line up with known pegmatite occurrences, other structures in the vicinity of known pegmatites which suggest a pegmatite dyke swarm may be present; topographic expressions which may indicate bodies resistive to weathering, such as pegmatites, are present.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

On November 3, 2022, the Company completed a UAV-assisted high-resolution airborne magnetic survey on its Lithium Lane Properties. Foremost contracted EarthEx which flew a total of 7,472.7-line km over the entire 43,276-acre/17,513 hectares land package.

Magnetometer Survey Details

The drone magnetometer surveys (Figures 9 and 10) were flown with a flightline azimuth of 070º and flightline spacing of 25 m. Tie lines were established at 250 m spacing. Each property survey and the number of line km flown included:

1.	Grass River Lithium Property: Survey was conducted between April 14 and May 27, 2022, and comprised 2,734.1-line km;

2.	Zoro Lithium Property: Survey was conducted between May 28 and June 15, 2022, and comprised 1,264.7-line km;

3.	Jean Lake Property: Survey was conducted between November 29, 2021, and December 20, 2021, and comprised 483.4-line km; and

4.	Peg North Property: Survey was conducted between June 15th, 2022, and October 6th, 2022, and comprised 2990.5-line km.

Picture 2.  Drone Carrying a Magnetometer.

On October 9, 2023, The Company announced EarthEx would embark to Snow Lake to the Peg North claim block to commence LiDAR surveying which would complete the collection of LiDAR and high-resolution magnetics over the entirety of it’s Lithium Lane Properties.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Lac Simard South, Quebec, Canada

The Lac Simard South property is located in the Province of Quebec, Canada, is comprised of 60 claims located on 8,611 acres (3,485 hectares) and 20 claims staked directly by the Company located on 2,871 acres (1,162 hectares), bringing the amalgamated total land package to 80 mineral claims and the land area to 11,482 acres (4,647 hectares). The location of the property via GPS coordinates is 47.56518, -78.647. The Lac Simard South property is easily accessible year-round by way of well-maintained roads, connecting to the main highway. Sudbury, Ontario, is the closest major city, about 350 km to the southwest. The property has no mineral reserves or mineral resources under Regulation S-K 1300 or NI 43-101. The current book value of the property is approximately $36,465.

Figure 12.  Lac Simard South Property Claims with Surrounding Lithium Refineries and Concentrators.

The property is located approximately 80 km southwest of Val-D’or, a logistics hub for mining services, and 100 km southwest from La Corne township, home of the NAL Lithium Processing Plant (A Piedmont/Sayona Joint Venture).

Property Ownership

In May 2023, we acquired the Lac Simard South property thereby amending a property acquisition agreement to purchase a 100% right, title, and interest in and to those certain undersurface mineral rights comprising a total of 60 claims, covering 8,612 acres (3,485 hectares). In consideration for the property, we paid to the vendors cash consideration of $17,500 plus GST on May 12, 2023, and we paid an additional $17,500 plus GST in September 2023. In addition, we issued a total of 10,700 common shares of the Company at a deemed price of $7.50 per common share under terms as set forth therein and subject to a 4-month hold.  The Company has now earned a 100% right, title and interest of Lac Simard South property.

In addition, we staked and recorded 20 additional mineral claims on the Provincial GESTIM (Mining Title Website) in the Company’s name that were contiguous with the borders of these 60 claims, which resulted in an increase of Lac Simard South property to 80 mineral claims and to the total area to 11,482 acres (4,647 hectares). The 20 additional staked claims are described as 2755553, 2755554, 2755555, 2755556, 2755557, 2755558, 2755559, 2755560, 2755561, 2755562, 2755563, 2755564, 2755565, 2755566, 2755567, 2755568, 2755569, 2755570, 2755571 and 2755572. The total cost of these additional 20 claims to the Company was $1,465.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Claim Registration

A company can register a claim on the provincial GESTIM website (GESTIM, le système de gestion des titres Miniers - The Mining Title Management System), and the Company’s claims are valid for a first period of three years. To re-register the claim at the end of the term, the company can apply a $1,200 exploration credit per claim to renew for a subsequent period of two years. If there aren’t enough exploration credits to renew the claim, the Company can choose to pay an amount that will equal twice the difference between $1,200 and the amount actually spent for exploration work on the claims.

Figure 13. Lac Simard South Property Map.

Geology

The Lac Simard South property is largely underlain by the large monzodiorite batholith of Lac Simard Sud. This batholith is pinkish grey in color and is composed of plagioclase, K-feldspar hornblende with minor amount of epidote and quartz. Quartz-monzodioritic dykes and sills are observed at the margin of this intrusion. A gabbroic intrusion lies to the southwest end of the property and hosts the Laforce showing. This Ni-Cu showing was explored by Kerr Addison Gold Mines Ltd. and more lately by Fieldex Exploration (2007) and lies about 1 km south of the Property. The property contains 12 pegmatites that were identified from satellite imagery.

Exploration

The Lac Simard South property has had no historical exploration. An airborne magnetic and spectrometric survey flown during the fall of 2022 covered the whole property. This geophysical survey was done by EON Geosciences on behalf of the provincial government and was recently made available.

Mineral Resources

The Lac Simard South property has no mineral reserves or mineral resources under Regulation S-K 1300 or NI 43-101.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Permitting and Licensing

All mining titles are in good standing and are partly located on Crown land of Quebec and partly on private land. Mining titles located on Crown land are entitled to be explored without any permitting, except for any exploration program that involves tree-cutting to create road access for drilling and/or stripping. These such activities are permitted under a valid forest intervention permit delivered by the provincial Ministère des Forêts, de la Faune et des Parcs. Permitting approval varies from two to four weeks and is a simple process that can be renewed on three-year terms.

Mining titles located on private land requires the permission of the landowners. Information pertaining to the landowners are available on the MRC of Témiscamingue (https://www.mrctemiscamingue.org/mrct/cartes-et-localisation/).

Obtaining permits for advanced exploration requires consultations with government officials and are based on specific permit requirements.

Infrastructure

The project is located in a well-developed mining region with readily available support facilities and services. Val-d’Or is a city with a population of 30,000 inhabitants and is well-known for its mining history, with an experienced mining workforce. The property is easily accessible year-round by way of well-maintained roads, with little overburden connecting and within a few km from major highways. The project is geographically well positioned near Sayona’s lithium concentrators and refineries, within 90 km of our property. Quebec is a major producer of electricity and one of the largest hydropower generators in the world, and a hydroelectric power plant is situated right within our claim block, allowing access to grid power and low-cost hydroelectricity.

Local Environment

The area is marked by long, cold winters averaging a daily average temperature for January of -16 °C and short, cool summers with daily average temperature for July of 17.3°C. Exploration and drilling operations are conducted year-round without interruption due to weather conditions. The area is generally flat with little hills of about 50 m. It is partly covered by farming land and by forested areas typical of balsam-fir – yellow birch bioclimatic domain.

Planned Work

We intend to begin a work program in the first part of 2024 to validate the identified pegmatites associated in this active lithium, mining and refining region of Quebec. An exploration program will include ground truthing – boots on the ground as a first step to confirm and describe the nature of the identified pegmatites as well as prospecting selected areas to find lithium-bearing pegmatites. Uses of indirect techniques such as a drone-assisted magnetic survey in addition to surficial geochemical surveys including MMI will be contemplated in areas with scarce outcrops to help delineate new targets prospective for lithium-bearing pegmatites. The current program is still in the preliminary stage phase of planning, and the Company will strategize further plans upon return of initial assay results. The total dollars allocated for this project are currently $13,825 to make the second payment owed to close our property acquisition agreement.

GOLD AND SILVER

Winston Property, New Mexico, U.S.

The Company controls, subject to certain underlying royalties, a 100% interest in the Winston property located in Sierra County, New Mexico, U.S. (the “Winston Property”). The Company announced it had extended its land holdings on October 17, 2023, by staking seven additional claims at the north end of the property. The purpose was to secure a more solid holding of the northern extension of the PayMaster Fault, a structural trend known for historic gold discoveries. The Winston Property is now comprised of 147 unpatented lode mining claims, which includes a 100% interest in each of the Little Granite Claims (the “LG Claims”) and two patented mining claims, Ivanhoe and Emporia (the “Ivanhoe/Emporia Claims”), comprising a total of 149 total mining claims and 3,000 acres.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

In accordance with the terms and condition of the underlying purchase agreement to complete the acquisition of the Ivanhoe/Emporia claims, the Company is required to pay the original owner of the claims the remaining purchase price of US$361,375 (US$42,000 paid). Before the remaining purchase price is paid in full, the Company is subject to a minimum monthly royalty payment based on monthly average silver price which reduces the remaining purchase price once paid. The accrued minimum monthly royalty payments outstanding as of December 31, 2023, totals US$244,925 (March 31, 2023 – US$225,125). The agreement also entitles the owner to a permanent production royalty of a 2% NSR.

On December 14, 2022, the Company announced that it has acquired 100% interest of Little Granite Claims in the Winston Group of Properties Gold/Silver Project.

The Winston Property is in good standing.

Exploration at the Winston Property, New Mexico, USA

The Little Granite Mine is a high-grade epithermal silver-gold system which was last explored in the early 1980s. In addition to Little Granite, Far Resources also controls the core claims covering the nearby Ivanhoe-Emporio Mines, which may represent an attractive bulk mineable gold target. The historic mines are hosted by north-south orientated vein systems which display characteristics typical of low sulphidation epithermal style mineralisation. This style of mineralization hosts some of the highest-grade precious metal mines worldwide, including Sleeper (Nevada), Creede (Colorado), Fruta del Norte (Ecuador) and Hishikari (Japan). The mineralization in the Winston area is believed to be tertiary in age and related to the Rio Grande Rift. The Black Range District was mined extensively in the 1880s but has seen little activity since.

Michael Feinstein, PhD, CPG, of Mineoro Explorations LLC, is assisting the Company with their exploration campaign aimed at targeting the bonanza zone of the Little Granite Epithermal Vein System. Existing data will be integrated with structure, alteration and geochemistry in a 3D model. The host volcanic stratigraphy of the Gila and dominant structural control of the Rio Grande Rift provide excellent context for the emplacement of well-developed vein systems.

The Company mobilized a field crew to the Winston project in early October of 2020. The crew evaluated the best options for access and logistical support of the planned Phase 1 program focused on the Little Granite Mine area. The Phase 1 program consisted of soil and rock geochemical sampling, geological mapping, with particular focus on structural controls of the silver-gold mineralization and possibly ground geophysics, and terrain mapping using a drone as disclosed in our April 2021, news release.

In February of 2021, the Company reported the results of recent sampling on its Winston project. High grade gold and silver values were confirmed from three historic mines, Ivanhoe, Emporia and Little Granite, in the south part of the Company’s land holdings. 20 ore characterization samples from these three mines returned peak values of 66.5 g/t gold and 2940 g/t silver from Little Granite, 26.8 g/t gold and 1670 g/t silver from Ivanhoe and 46.1 g/t gold and 517 g/t silver from Emporia.

Detailed sample results are listed below. The samples were obtained as part of the initial geological evaluation of the property, during which mine environs, workings and dumps were walked and inspected to collect representative samples of the different styles of mineralization. High grade mineralization was confirmed at the Little Granite, Ivanhoe and Emporia mine sites.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Sample#	Comment	Mine	Au_ppm	Ag_ppm
1670958	Sugary white quartz w patches of black sulphides	Emporio	46.10	366.0
1670959	amethyst vein and breccia w minor oxides	Emporio	0.02	1.0
1670960	banded vein w some red zones and minor ginguro	Emporio	44.90	517.0
1670957	banded comb quartz w calcite, oxides, drk gray zones	Ivanhoe	0.38	563.0
1670976	sugary quartz/adularia/calcite banded vein w black sulph bands, up to 20% locally	Ivanhoe	4.82	1,670.0
1670977	layered comb amethyst w oxides and replacement textures	Ivanhoe	0.02	3.8
1670978	massive drk gray qtz w red oxide zone, some CuOx	Ivanhoe	2.91	628.0
1670979	calcite breccia w chalco, included banded vein clast	Ivanhoe	0.47	383.0
1670980	layered chalcedony w black sulphides, minor calcite	Ivanhoe	26.80	940.0
1670981	qtz/adularia vein w green mustard oxide	Ivanhoe	1.30	849.0
1670962	comb amethyst/sugary quartz w red-orange oxides	L Granite	3.33	218.0
1670963	coarse comb qtz w calcite and bright green crystalline oxide	L Granite	7.97	189.0
1670964	dark grey mucky qtz vein phase, red-orange oxides w tr CuOx	L Granite	6.43	525.0
1670990	comb qtz w red and black sulphide layers, rare variety on this dump	L Granite	0.41	690.0
1670992	Quartz with red-oxide fluff	L Granite	0.10	7.6
1670993	Qtz/adularia vein phase w minor orange oxides	L Granite	2.15	163.0
1670994	white banded coarse comb vein, dump background	L Granite	7.00	337.0
1670995	select high grade ore grab at LG haul tower	L Granite	66.50	2,940.0

These samples were collected by Dr. Michael Feinstein, of Mineoro Explorations, during three visits to the project between October and December of 2020. Numerous samples were collected throughout the project area, and historic mine sites were visited several times. Multiple, overlapping phases of alteration and mineralization are evident throughout as illustrated in the sample photos following. The ore characterization samples were collected to better understand which phases are of greatest economic interest. The results confirm that earlier reports of high-grade silver and gold values from historic workings have legitimacy and justify a major exploration program using modern methods to define the nature and size of mineralization.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Current plans for follow-up work include additional geochemical sampling, geological mapping and claim staking. The acquisition of detailed imagery and surface terrane models are being investigated as a precursor to project and target scale geophysical surveys.

All samples were collected by Mineoro Explorations and securely maintained through to submission to the ALS Minerals laboratory in Tuscon. Samples were analyzed by Fire Assay and ICP-MS. Internal laboratory QA/QC protocols were followed and 5% external standards are submitted with all sample batches.

RESULTS OF OPERATIONS

Expenses incurred for nine months ended December 31, 2023

During the nine months ended December 31, 2023, we incurred a comprehensive loss of $2,958,769, compared to a comprehensive income of $634,626 for the corresponding period in 2022. The largest expense items that resulted in the comprehensive loss for the nine months ended December 31, 2023 were:

-

General and administrative expenses for the nine months ended December 31, 2023 were $2,085,131, compared to $1,991,111 for the nine months ended December 31, 2022. The following items are included in general and administrative expenses:

●

Rent expense increased to $19,317 for the nine months ended December 31, 2023, compared to $Nil for the corresponding period ended December 31, 2022. The increase was related to expensing the rent deposit at term end;

●

Legal, professional and listing expenses were $1,044,062 for the nine months ended December 31, 2023, a decrease from $1,191,029 for the corresponding period ended December 31, 2022, due to our listing on NASDAQ and related matters;

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

●

Consulting fees were $185,697 for the nine months ended December 31, 2023, compared to $295,023 for the corresponding period ended December 31, 2022. The decrease was related to the consulting services in connection with the NASDAQ listing in the period;

●

Management and director fees increased to $434,131 for the nine months ended December 31, 2023, compared to $328,569 for the corresponding period ended December 31, 2022. The increase was related to performance incentive increases to certain salaried employees and the addition of new employees due to the growth of the Company; and

●

Transfer agent and filing fees increased to $191,683 for the nine months ended December 31, 2023, compared to $51,667 for the corresponding quarter ended December 31, 2022. The increase was primarily related to fees associated with additional requirements leading up to our NASDAQ listing;

-

Sales and marketing expenses include investor relations expenses, which increased to $436,865 for the nine months ended December 31, 2023, compared to $147,989 for the corresponding period ended December 31, 2022. The increase was primarily related to the Company’s recent registration statement and related NASDAQ listing; and

-

Stock-based compensation charges for the nine months ended December 31, 2023 were $855,461 (2022: $1,316,890). We issued 17,500 stock options to employees at an exercise price of $5.65 per share, 36,000 stock options to a consultant at exercise price of $3.65, 20,000 stock options to an employee at exercise price of $5.47 and 125,000 stock options to employees at an exercise price of $6.60 per share during the nine months ended December 31, 2023. The stock-based compensation charges relate to stock options issued during previous quarters where charges are recognized over the stock option vesting period. We use the Black-Scholes method of calculating the stock-based compensation expense under the graded vesting method.

Our operating loss for the nine months ended December 31, 2023 increased to $2,958,769 (2022: income of $634,626). The increase in operating loss was caused by the aforementioned expenses for the quarter.

We recognized a gain related to changes in the fair values of derivative liabilities of $558,663 (2022:  $Nil) during the quarter mainly caused by the decrease of our share price from $5.65 at August 24, 2023 to $3.30 at December 31, 2023. Warrants priced in U.S. dollars are classified as derivative liabilities because our functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that will be received by us if our warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. The fair market value of each warrant on the initial grant/valuation date was USD$0.76 and at December 31 it was USD$0.25. Any changes in fair value from period to period are recorded as non-cash gain or loss in our consolidated statements of comprehensive loss.

We also had a foreign exchange loss of $56,252 on net working capital (2022: $28,105), related to the fluctuations in the U.S. dollar as compared to the Canadian dollar.

Net loss and comprehensive loss for the three months and nine months ended December 31, 2023 was $654,940 and $2,958,769, respectively (2022:  income of $2,154,228 and income of $634,626).

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

SUMMARY OF QUARTERLY RESULTS

A summary of selected financial information for the eight most recently completed quarters is set out below and should be read in conjunction with the Company’s condensed interim consolidated Interim Financial Statements and related notes for such periods (Note 2):

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	Dec. 31, 2023	Sep. 30, 2023	June 30, 2023	Mar. 31, 2023	Dec. 31, 2022	Sep. 30, 2022	June 30, 2022	Mar. 31, 2022
Revenue	-	-	-	-	-	-	-	-
Expenses	979,023	1,844,444	618,030	390,807	1,814,129	882,298	759,563	2,860,767
Total comprehensive loss (income)	654,940	1,695,651	608,178	(115,705)	(2,154,228)	751,616	767,986	3,034,432
Loss (income) per share – basic and diluted for all periods (1)	0.14	0.39	0.15	(0.03)	(0.54)	0.20	0.21	0.87
Total assets	15,134,061	15,965,124	13,110,859	13,300,444	13,530,636	10,376,744	9,802,357	7,918,078
Total liabilities	2,087,488	2,550,172	3,130,028	2,912,822	2,841,312	2,900,781	2,633,408	1,176,332
Total equity	13,046,573	13,414,952	9,980,831	10,387,622	10,689,324	7,475,963	7,168,949	6,741,746
Weighted average number of common shares outstanding (1)	4,838,329	4,327,750	3,975,666	3,968,847	3,943,682	3,815,068	3,620,185	3,515,420

Note 1: Based on the weighted average number of common shares outstanding during the period.

Note 2: During the year ended March 31, 2022, management determined that there was an error pertaining to exploration and evaluation and accounts payable and accrued liabilities. This error was a result of the under accrual of option payments required on the Company’s Winston mineral property. Quarterly total assets and total liabilities have been restated as compared to the amounts reported in our previously issued quarterly MD&A and condensed quarterly financial statements. There were no impacts on operating income or net income from these changes, and no changes in working capital and cash flow.

During the quarter ended December 31, 2023, expenses decreased to $979,023 compared to $1,844,444 for the quarter ended September 30, 2023.  The decrease was primarily attributable to professional fees and listing expenses of $256,667 (September 30, 2023 - $449,539), transfer agent and filing fees of $19,820 (September 30, 2023 - $132,745), sales and marketing expense of $173,254 (September 30, 2023 - $237,570) and share-based payments of $144,687 (September 30, 2023 - $694,987).

During the quarter ended September 30, 2023, expenses increased to $1,844,444 compared to $618,030 for the quarter ended June 30, 2023.  The increase was primarily attributable to office expense of $77,810 (June 30, 2023 - $93,760), professional fees and listing expenses of $449,539 (June 30, 2023 - $331,157), consulting fees of $80,708 (June 30, 2023 - $41,464), transfer agent and filing fees of $132,745 (June 30, 2023 - $22,141), sales and marketing expense of $237,570 (June 30, 2023 - $67,967) and share-based payments of $694,987 (June 30, 2023 - $15,787).

During the quarter ended June 30, 2023, expenses increased to $618,030 compared to $390,807 for the quarter ended March 31, 2023. The increase was primarily attributable to management fees of $135,000 (March 31, 2023 - $111,250), professional fees of $331,157 (March 31, 2023 - $385,945) and share-based payments of $15,787 (March 31, 2023 – expense reversal of $501,462).

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

During the quarter ended March 31, 2023, expenses decreased to $390,807 compared to $1,814,129 for the quarter ended December 31, 2022. The decrease was primarily attributable to management fees of $111,250 (December 31, 2022 - $189,000), professional fees of $385,945 (December 31, 2022 - $676,854) and a share-based payments reversal of $501,462 (December 31, 2022 – expense of $776,916).

During the quarter ended December 31, 2022, expenses increased to $1,814,129 compared to $882,298 for the quarter ended September 30, 2022. The increase was primarily attributable to management fees of $189,000 (September 30, 2022 - $83,251), professional fees of $676,854 (September 30, 2022 - $359,961) and share-based payments of $776,916 (September 30, 2022 - $208,426).

During the quarter ended September 30, 2022, expenses increased to $882,298 compared to $759,563 for the quarter ended June 30, 2022. The increase was primarily attributable to investor relations of $67,967 (June 30, 2022 - $28,252), management fees of $83,251 (June 30, 2022 - $56,318) and professional fees of $359,961 (June 30, 2022 - $154,214).

During the quarter ended June 30, 2022, expenses decreased to $759,563 compared to $2,860,767 for the quarter ended March 31, 2022. The decrease was primarily attributable to management fees of $56,318 (March 31, 2022 - $61,885), share-based payments of $331,548 (March 31, 2022 - $2,333,019), and forgiveness of debt of $Nil (March 31, 2022 - $100,355).

During the quarter ended March 31, 2022, expenses increased to $2,860,767 compared to $826,797 for the quarter ended December 31, 2021. The increase was primarily attributable to management fees of $61,885 (December 31, 2021 - $213,179), share-based payments of $2,333,019 (December 31, 2021 - $149,200) and forgiveness of debt of $100,355 (December 31, 2021 - $Nil).

LIQUIDITY AND GOING CONCERN

The condensed interim consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at December 31, 2023, the Company has had significant losses. In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These circumstances cast significant doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts of the pandemic and the war in the Ukraine to its business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

	As at December 31, 2023	As at March 31, 2023
Working capital deficit	$(1,992)	$(2,117,473)
Deficit	$(20,820,828)	$(17,869,111)

Net cash used in operating activities for the nine-month period ended December 31, 2023 was $2,805,372 compared to cash used of $2,101,353 during the period ended December 31, 2022. The difference was primarily due to a decrease in GST receivable of $93,311, an increase in pre-paid expenses of $267,841, a decrease in trade payables and accrued liabilities of $244,240 and a net loss during the period of $2,958,769.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Net cash used in investing activities for the nine-month period ended December 31, 2023 was $1,308,060 compared to $338,317 provided during the period ended December 31, 2022, and consisted of expenditures on exploration and evaluation assets during the period.

Net cash provided by financing activities for the nine-month period ended December 30, 2023 was $4,991,992 compared to $3,840,027 cash provided by financing activities during the period ended December 31, 2022. The increase was due to proceeds on issuance of common shares from the public Offering in the U.S. in conjunction with the NASDAQ listing of $5,418,400, offset by share issuance costs of $387,416 during the current period.

The Company is continuing its exploration program and will use its available working capital to continue this work. It is likely that the Company will need to obtain additional debt/equity financing in order to carry out further exploration programs on its properties depending on the results of recent exploration and to satisfy its business and property commitments for the ensuing year. The Company intends to rely on equity or debt financing from arm’s length parties to fund its operations for the upcoming year. The Company may find it necessary to issue shares to settle some of its existing debt obligations. There are no assurances that the Company will be successful in raising the necessary funds to maintain its current operations and explore its properties on commercially reasonable terms or at all.

CAPITAL RESOURCES

As of the date of this MD&A, the Company is continuing its exploration programs on its Lithium Lane Properties, consisting of its Zoro, Jean Lake, Peg North and Grass River properties, and its Jol Lithium property. The Company intends to use available working capital and may issue additional common shares to cover the cost of this program.

The Company also has certain ongoing option/property payments and maintenance fees/taxes associated with its Zoro, Jean Lake, Grass River and Winston properties as more particularly described in “Overall Performance” above.

During the period from April 1, 2023 to February 13, 2024, the Company:

(a)

closed an underwritten public offering in the United States (the “Offering”).  The Company sold 800,000 units, each consisting of one common share and one warrant to purchase one common share, at a public offering price of $6.77 (USD $5.00) per unit. The warrants are exercisable into common shares at a price of USD $6.25 for five years. As the warrants are denominated in a currency other than the functional currency, the Company recognized a derivative liability valued at $823,597 associated with the warrants. As at December 31, 2023, the Company revalued the derivative liability at $264,934 resulting in an unrealized gain on change in fair value of warrants of $558,663 through profit or loss for the period ended December 31, 2023. It was estimated using a Level 1 fair value measurement. The aggregate gross proceeds to the Company from the Offering were $5,418,400 (USD $4,000,000), before deducting underwriting discounts of $387,416 (USD $286,000) and offering expenses. The Company also issued 40,000 underwriter’s warrants (valued at $270,400). All securities issued are free from any resale restrictions under applicable Canadian and United States securities laws.  The common shares and unit warrants sold in the Offering began trading on NASDAQ under the symbols FMST and FMSTW, respectively, on August 22, 2023;;

(b)	issued 10,700 common shares at a value of $85,600 as part of the acquisition payments for the Lac Simard South option agreement;

(c)	issued 13,072 common shares at a value of $100,000 as part of the acquisition payments for the Peg North option agreement;

(d)	issued 6,128 common shares at a value of $50,000 as part of the acquisition payments for the Jean Lake option agreement;

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

(e)	issued 30,900 common shares at a value of $187,872 to a non-related consulting firm for services; and

(f)

issued 36,000 common shares upon exercise of options for gross proceeds of $131,400, resulting in a reallocation of share-based reserves of $53,400 from reserves to share capital. The weighted average share price on the date of the option exercises was $4.95.

CONTRACTUAL OBLIGATIONS

Other than described in “Capital Resources” and certain stock option and consulting agreements, the Company does not presently have any other material contractual obligations. See “Transactions with Related Parties”.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

For the nine-month period ended December 31, 2023
Paid or accrued to:	Management and director fees	Share based payments	Total
Key management personnel:
Former CFO and current director	$27,000	$32,531	$59,531
CEO	180,519	209,647	390,166
An Officer of the Company	116,123	104,824	220,947
Former CFO	42,000	-	42,000
Current CFO	80,612	131,030	211,642
Director	45,000	32,531	77,531
Director	27,000	32,531	59,531
Director	27,000	32,531	59,531
Director	5,000	75,500	80,500
	$550,254	$651,125	$1,201,379

During the period ended December 31, 2023, the Company’s stock-based compensation expense included $651,125 (for the year ended March 31, 2023 - $804,016 includes both stock options and PSUs previously granted) relating to stock-options granted to current and former directors, officers and companies controlled by them and vested through the period.

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in accounts payable and accrued liabilities owing to a director of the Company. The Loan accrues interest at a rate of 11.35% (amended on May 1, 2023 from 8.35%), payable monthly, and matures on May 10, 2024 (amended from May 10, 2023). The Company paid an aggregate of $104,579 in interest on the Loan during the nine-month period ended December 31, 2023.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

The amounts due to related parties included in accounts payable and accrued liabilities are as follows:	As at December 31, 2023	As at March 31, 2023
Due to corporation owned by a former CEO	$27,000	$27,000
Due to a former CFO	110	3,262
Due to a former director of the Company	18,000	18,000
Due to the CEO	20,769	31,500
Due to the CFO	8,579	-
Officer	13,682	24,813
Due to a director	-	5,250
Due to a director	-	3,150
	$59,487	$112,975

The amounts due are unsecured, non-interest bearing, and have no specific terms of repayment.

PROPOSED TRANSACTIONS

Save as disclosed herein, there are no asset or business acquisitions or dispositions currently being proposed by the directors or senior management of the Company that will have a material effect on the financial condition, results of operations or cash flows of the Company.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Please refer to these condensed interim consolidated financial statements on www.sedar.com.

FINANCIAL AND OTHER INSTRUMENTS

Capital and Financial Risk Management

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern.

In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue securities through private placements. The Company is not exposed to any externally imposed capital requirements.

The Company’s overall strategy remains unchanged from fiscal year 2023 (see our quarterly and annual filings).

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s long-term investment and derivative liability were calculated using Level 1 inputs.

The carrying value of cash, accounts payable and accrued liabilities, the current portion of net investment in sublease, lease obligations and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions and monitors the incoming sublease monthly payments to ensure they are current.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2023, the Company had a cash balance of $1,453,147 (March 31, 2023 – $574,587) to settle current liabilities of $1,822,554 (March 31, 2023 – $2,912,822).  All of the Company’s financial liabilities, except only certain loans payable, have contractual maturities of 30 days or are due on demand and are subject to normal trade terms.  The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern.  Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt.  The Company’s cash does not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

OTHER MD&A REQUIREMENTS

Disclosure of Outstanding Security Data

As at February 13, 2024, the following common shares, stock options and warrants were issued and outstanding:

	Issued & Outstanding	Expiry Dates	Weighted Average Exercise Prices
Common shares	4,866,417
Options	358,800	Ranging from March 1, 2024 to September 6, 2028	$8.46
Warrants	5,765	July 19, 2024	$6.72
Warrants	840,000	August 23, 2028	US$6.25

Except as disclosed above, there are no other options, warrants or other rights to acquire common shares of the Company outstanding. However, see “Overall Performance” for details of certain optional common share payments that the Company will be required to make in order to maintain and/or exercise its existing option agreements to acquire certain material property interests (the Manitoba Lithium Claims and the Zoro North Claims).

Additional Disclosure for Junior Issuers

The Company does not have sufficient working capital to cover its estimated operating and exploration expenses for the 12 months following. Thus, the Company will require additional funds to cover its estimated general and administrative expenses. There can be no assurance that financing, whether debt or equity, will be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. See “Risks and Uncertainties” below. Please refer to these condensed interim consolidated financial statements for information on the exploration expenditures on a property-by-property basis.

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which, even with a combination of experience, knowledge and careful evaluation, may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development.

Foremost Lithium Resource & Technology Ltd. Management Discussions and Analysis For the nine months ended December 31, 2023

Exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and anticipates that it will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors, including: the cost of exploration and development operations; variations of the grade of any ore mined; the rate of resource extraction; fluctuations in the price of resources produced; government regulations relating to royalties; taxes; environmental protection; and title defects. The Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims, and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the lack of an active market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest. Finally, the Company has no history of earnings, and there is no assurance that any of its current or future mineral properties will generate earnings, operate profitably or provide a return on investment in the future. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered considering its early stage of operations.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the Company’s continuous and financial disclosure filings which can be assessed on the SEDAR+ website at www.sedarplus.ca.